Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Registration Number: 333-144752

Date: September 28, 2007

On September 28, 2007, the consortium of Fortis, The Royal Bank of Scotland and Santander issued the following joint press release:

28 September 2007 – Fortis, RBS and Santander announcement regarding US regulatory matters

On 21 July 2007, Fortis, RBS and Santander (collectively, the “Banks”) formally launched their offer, through their acquisition vehicle RFS Holdings, for ABN AMRO (the “Offer”). The Banks have since announced a number of developments regarding the Offer, including the obtaining of certain shareholder and regulatory approvals. The following announcements are made in order to comply with US regulatory requirements.

As contemplated by the Offer documentation, RFS Holdings hereby announces that it reserves the right (but is not obligated) to waive the minimum acceptance condition to the Offer (as further specified in the Offer documentation, the “Minimum Acceptance Condition”) after expiration of the Offer in the event that the number of ABN AMRO ordinary shares validly tendered and not properly withdrawn in the Offer, together with all ABN AMRO ordinary shares held by RFS Holdings, represents not less than a majority of the issued and outstanding ABN AMRO ordinary shares, calculated on a fully diluted basis. This announcement does not constitute a waiver of the Minimum Acceptance Condition itself.

The Offer will remain open for acceptances until 3pm Amsterdam time (9am New York City time) on 5 October 2007, unless the initial offer period is extended. Withdrawal rights will terminate following the expiration of the Offer. ABN AMRO shareholders who already have tendered their ABN AMRO ordinary shares in the Offer but whose willingness to tender will be affected by a waiver of the Minimum Acceptance Condition should withdraw their tenders immediately or in any event before the expiration of the Offer.

On 19 July 2007, RFS Holdings received confirmation from the U.S. Federal Trade Commission that its request for termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) had been granted in relation to its acquisition of ABN AMRO, thereby satisfying condition (g) of the Offer insofar as it relates to the application of the HSR Act to the acquisition of ABN AMRO. RFS Holdings hereby announces that it will not have obtained, prior to the expiration of the Offer, approval under the HSR Act for the proposed reorganization of ABN AMRO following completion of the Offer and hereby waives its right to invoke the relevant clause of condition (g) to the Offer as a result of not having obtained this approval. Notwithstanding the foregoing, RFS Holdings retains its right (but is not obligated) to invoke the remainder of condition (g) in case it shall not have been waived or satisfied.

Copies of the offer documents and of documents incorporated by reference in the offer documents may be obtained free of charge, subject to the same restrictions as apply to the offers, by contacting the Dutch exchange agent or the global information agent at the addresses and telephone numbers below.

The Dutch exchange agent: Fortis Bank (Nederland) N.V. Rokin 55 1012 KK Amsterdam The Netherlands Tel: +31 20 527 24 67	The global information agent: D.F. King & Co., Inc. 2 London Wall Buildings, 2nd Floor London Wall, London EC2M 5PP United Kingdom European Toll Free Help Line: 00 800 5464 5464

48 Wall Street, 22nd Floor New York, NY 10005 United States North American Toll Free Help Line: 1 (800) 848 2998

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes a preliminary version of the prospectus, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain